February 2, 2006

VIA EDGAR & FACSIMILE (202) 772-9368

United States Securities and Exchange Commission Mail Stop 7010 100 F Street, N.E. Washington, DC 20549-7010
Attention:	Matt Franker Staff Attorney
Re:	Crocs, Inc. Registration Statement on Form S-1 File No. 333-127526

Ladies and Gentlemen:

        On behalf of our client, Crocs, Inc., (the "Company"), we are pleased to submit this response to the comment of the Staff, as set forth in a letter dated January 31, 2006 to Ronald R. Snyder, Chief Executive Officer of the Company, on the registration statement referenced above (the "Registration Statement"). This letter contains the response to the Staff's comment.

        In response to the Staff's comment, the Company and Piper Jaffray & Co. and Thomas Weisel Partners LLC, as representatives of the underwriters, hereby supplementally advise the Staff that the obligations of the several underwriters to purchase the shares of the Company's common stock pursuant to the underwriting agreement are on a firm commitment basis, and that, pursuant to Section 6.9 of the underwriting agreement, the termination of such commitments will only be based on events which result in a material impairment of the investment quality of the common stock, rather than an inability by the underwriters to market the common stock

        If the Staff has any questions on any of the information set forth herein, please telephone me at (303) 607-3649. Our fax number is (303) 607-3600. Thank you again for your time and consideration.

Very truly yours,
FAEGRE & BENSON LLP
By:	/s/ JEFFREY A. SHERMAN Jeffrey A. Sherman